July 26, 2023
BY EMAIL

Gary Lim
Counsel
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215

Re:      Nationwide Life Insurance Company
         Nationwide Variable Account- 5
         Initial Registration Statement on Form N-4
         File Nos. 811-08142 and 333-272927

Dear Mr. Lim:

        On June 26, 2023, you filed the above-referenced registration statement on Form N-4 on
behalf of Nationwide Life Insurance Company (the    Company   ) and its
separate account,
Nationwide Variable Account- 5 (the    Registrant   ). Based on the Company   s
representations,
we have given the registration statement a selective review. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement. We have the following comments on the filing:

General

1. Please confirm that all missing information, including all exhibits and a complete rate sheet supplement, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Rate Sheet Supplement (pages 1-2)

3. Please note that the staff believes that best practice would have current rates identified on the
   Company   s website. In that case, the prospectus and rate sheet should state that information
   about current rates is available on the Company   s website at a specified
internet address.
   See ADI 2018-05 - Use of rate sheet supplements in connection with variable insurance products.
 Mr. Lim
July 26, 2023
Page 2 of 3

4. Please provide more details about what you mean when you state that    [t]he
rate comparison
   process described above does not include consideration of any change in the Roll-up
   Crediting Period.    If the Roll-up Crediting Period decreases between the
time the application
   is signed and the contract is issued, will the purchaser be subject to the shorter time period? If so, please clearly state this in the supplement.

Important Information You Should Consider About the Contract (pages 6-7)

5. Please supplementally confirm that the key information table cross-references in the electronic versions of the summary and statutory prospectuses will link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. (See Instruction 1(b) to Item 2.)

Signatures

6. Please note the signature requirements of Section 6(a) of the 1933 Act, which requires that
   the registration statement also be signed by the Registrant   s principal
accounting officer or
   comptroller. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the 1933 Act should indicate each capacity in which he or she signs the registration statement.

Initial Summary Prospectus

7. Supplementally confirm that in the electronic version of the ISP: (a) the website address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B) and any other website address will comply with the requirements of Rule 498A(i)(4); and
(b) the Table of
   Contents, cross references, and all defined terms will comply with the requirements of Rule
   498A(h)(2)(ii), (iii) and (iv), respectively.

                                             * * * *

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

       We remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 Mr. Lim
July 26, 2023
Page 3 of 3

       You may contact me at (202) 551-6951 or whitea@sec.gov if you have any questions.

                                                 Sincerely,
                                                 /s/ Alison White
                                                 Senior Counsel



cc: Christian Sandoe, Assistant Director
    Michael Kosoff, Senior Special Counsel